United States securities and exchange commission logo





                              October 25, 2021

       Vikram Grover
       Chief Executive Officer
       HIMALAYA TECHNOLOGIES, INC
       1 E Erie St , Ste 525 Unit #2420
       Chicago , IL 60611

                                                        Re: HIMALAYA
TECHNOLOGIES, INC
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 27,
2021
                                                            File No. 000-55282

       Dear Mr. Grover:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed September 27, 2021

       Business, page 2

   1. We note from your disclosure that your principal historical activities had been the acquisition and
exploration of mineral properties in New Mexico and Oklahoma, and that prior to 07/31/19, you
discontinued such business activities. Subsequent to 07/31/21 you are in negotiations
with the prior CEO to "distribute the oil leases in payment of loan from shareholder." On July
31, 2021 you acquired a 100% interest in Kanab Corp, a cannabis development company, in
exchange for 300,000 shares of your Class B preferred stock.
                                                        Please revise to
provide the disclosures required by Item 101(h) of Regulation S-K, with emphasis on describing
your intended business plan and operations.
       Item 1. Business, page 2

   2. It appears the company is in the process of acquiring a 100% interest in OTC Watch,
 Vikram Grover
FirstName LastNameVikram Grover
HIMALAYA     TECHNOLOGIES,   INC
Comapany
October 25,NameHIMALAYA
            2021          TECHNOLOGIES, INC
October
Page 2 25, 2021 Page 2
FirstName LastName
         LLC, and a 19.99% interest in GenBio, Inc. We further note that in a recent September 28,
         2021 press release, you describe your intentions "to create a global health and wellness community offering consumer products based on proprietary supplements that address anti-inflammatory solutions for the world as well as indoor agriculture offerings." Revise to update your Business description here to describe your recent developments and these recent acquisitions. In your revised disclosures, distinguish between your current operations and future business plans. If your goals are aspirational only, please state this clearly.
Item 1.A Risk Factors, page 2

3. We note the disclosure on page 6 that holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders and that your
         Class B preferred shares are convertible into 1,000 shares of common shares for each share and Class C preferred shares are convertible into 1 shares of common shares for each share. We further note that on July 31, 2021 you issued (i) 300,000 shares of Class B preferred to Kanab Corp. and (ii) 1,000,000 shares of Class C preferred to your new CEO,
         Mr. Vikram Grover. Revise to include a risk factor to highlight that management owns a controlling interest in your securities and describe the attendant liquidity risks. Also clarify the disclosure on page 5 that "the Company does not [have] any person who owns
         10.0% or more of the Company   s common stock."

4. Please expand your risk factor disclosure to address the risk that your independent
         auditor   s report expresses substantial doubt about your ability to continue as a going
         concern and the risk for future investors related to your common shares being penny stock, including difficulty for investors to sell and the consequences of a reduced pool of investors, market and stock price.
Item 2. Financial Information, page 3

5. Please revise to provide disclosure on your plan of operations for the next 12 months.
         Please discuss the anticipated timeline and expenditures for these events.

Item 3. Properties, page 4

6. Expand your disclosure to describe the two leases for which you are under negotiations with your former CEO to distribute the oil leases in payment of a loan from a shareholder.
Item 5. Directors and Executive Officers, page 5

7.       Please disclose when Mr. Vikram Grover began his term as your CEO and
Chairman.
         Also disclose Mr. Grover's principal occupations and employment during the past five years. Refer to Item 401(e) of Regulation S-K.
 Vikram Grover
FirstName LastNameVikram Grover
HIMALAYA     TECHNOLOGIES,   INC
Comapany
October 25,NameHIMALAYA
            2021          TECHNOLOGIES, INC
October
Page 3 25, 2021 Page 3
FirstName LastName
Item 7. Certain Relationships , page 5

8. We note your disclosure that the company was not party to any transaction in which a director or executive had a direct or indirect material interest. However, we note disclosure on page 17 that the company acquired Kanab Corp. on July 31, 2021, which was 50% owned by your CEO, and 50% owned by a company controlled by your CEO.
         Please disclose or clarify this disclosure.

Item 9. Market Price, page 5

9. You state that the OTC Pink Sheet symbol for your common stock is "CMGO". However, under your most recent Form 8-K filed on September 20, 2021, you state the symbol is
         "HMLA". Please clarify this discrepancy, or disclose the reason for the discrepancy.
Description of Registrant's Securities to be Registered
Preferred Stock, page 6

10. Please expand your disclosure to describe the voting provisions associated with each class of Preferred Stock, and any other material provisions, e.g. as may pertain to dividends, redemption, and any voting or conversion ratio adjustment mechanisms, and file the underlying Certificates of Designation as Exhibits, to comply with
Item 601(b)(4) of
         Regulation S-K. Please also quantify the aggregate voting rights associated with each outstanding class of preferred shares. In this regard, we note per your Exhibit 3.2
         Certificate of Amendment dated June 28, 2021 that each Class C preferred share converts
         1 to 1 into common share; however, each Class C preferred share has 100,000 votes per share.
11. Please reconcile disclosures on your Balance Sheet at page 10 indicating that as of July
         31, 2021 there were 229 million authorized Class A preferred shares, with language in the
         Certificate of Amendment at Exhibit 3.2 that states 130 million authorized Class A preferred shares.
Note 4 - Acquisition of Kanab Corp, page 17

12. We note the disclosure regarding your July 31, 2021 acquisition of Kanab Corp (Kanab), a cannabis development company, in exchange for 300,000 shares of Class B preferred stock. Tell us how you considered the guidance in FASB ASC 805-10-55-3A through 55-
         9, as amended by ASU 2017-01, in determining whether Kanab was an acquisition of a business or asset(s); and expand your disclosure to address the following points:

          Specify the date of incorporation and any prior businesses undertakings.
          Describe the current business development plan, any products or services to be provided, and the timeline for any milestones and any substantive progress to-date.
          Describe the nature and amounts of any assets and liabilities held by Kanab Corp. on the date of acquisition.
 Vikram Grover
FirstName LastNameVikram Grover
HIMALAYA     TECHNOLOGIES,   INC
Comapany
October 25,NameHIMALAYA
            2021          TECHNOLOGIES, INC
October
Page 4 25, 2021 Page 4
FirstName LastName
13. We note that you filed two Stock Purchase Agreements as Exhibits 10.1 and 10.2 to a
         Form 8-K on August 3, 2021, indicating that you agreed to pay $2.7 million for 2 million shares of Kanab Corp. Tell us how the required consideration apparently changed to consist of 300,000 Class B preferred shares and file the amendments to the Stock Purchase
         Agreements that correlate with this change.
Note 6 - Convertible Note Payables, page 18

14. We note that the origination date, maturity date and interest rate of your $151,500 note from GS Capital as presented in the table do not match the origination date, maturity date and interest rate of the $151,500 note disclosed in text below the table. Please clarify whether you referred to the same note and correct the inconsistency.

         Additionally, we note your footnote * disclosing that the first two notes presented in the table from Power Up in the amounts of $95,848 and $32,149 as of July 31, 2021 are currently in default, and your disclosure stating a 22% default interest not including penalties. Please expand your disclosure to discuss default penalties and any other significant default provisions, and how you plan to cure the default.

15. Please expand your disclosure to more clearly describe the conversion provisions associated with each of the notes, including any adjustment mechanisms that pertain to the conversion ratios and interest rates. Quantify the number and class of shares into which each of the notes may convert, and the interest rates in effect as of the balance sheet date if different from those presented in the table. Beside Exhibit 10.1, please file other applicable agreements as exhibits to comply with Item 601(b)(4) of Regulation S-K.
Financial Statements
Note 10 - Subsequent Events, page 19

16. We note that you filed a Form 8-K on September 20, 2021 to announce that you agreed to acquire 100% of OTC WATCH LLC and 19.99% of GenBio Inc., each in exchange for
         Class B preferred shares that are convertible into 20% of fully diluted shares, which you indicate would amount to about 84,000 Class B preferred shares being issued in exchange for each entity. Please expand the disclosures in your registration statement to include corresponding details and to address the following points.

          State whether the number of preferred shares to be issued will become fixed on the acquisition date and quantify the value that you expect to ascribe to these shares.
          State the number of equivalent common shares, which based on the exchange rate, would appear to be 168 million common shares combined.
          Describe any ongoing variability in the amount and form of consideration as may pertain to either the number of Class B preferred shares that are issuable or the conversion ratio that would subsequently apply.
          Describe each entity that you have arranged to acquire, including the nature and extent of any operations, assets and liabilities, and the timeframe for completing these transactions.
 Vikram Grover
HIMALAYA TECHNOLOGIES, INC
October 25, 2021
Page 5
         Indicate whether these entities constitute businesses or would represent asset acquisitions.

         Please file both acquisition agreements as exhibits to comply with
Item 601(b)(10) of
         Regulation S-K, and provide us with the analyses that you perform of the guidance in
         FASB ASC 805-10-55-3A through 55-9, as amended by ASU 2017-01, in formulating the disclosures that you provide in relation to the fifth point above. General

17. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange
         Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Lily Dang,
Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Law Clerk, at 202-551-5351 or
Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.




FirstName LastNameVikram Grover                               Sincerely,
Comapany NameHIMALAYA TECHNOLOGIES, INC
                                                              Division of
Corporation Finance
October 25, 2021 Page 5                                       Office of Energy
& Transportation
FirstName LastName